Exhibit 99.1

InterCure Ltd. Partners with TYSON 2.0 in Israel, Australia, United Kingdom, Germany and Other EU Countries

Leading Global Pharmaceutical Cannabis Company, InterCure, signed an initial collaboration agreement with legendary boxer, entrepreneur and cannabis advocate Mike Tyson’s premium cannabis brand

NEW YORK, TORONTO, and HERZLIYA, Israel — April 20, 2023 — InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc) (“InterCure” or the “Company”), the leading cannabis company outside of North America, and TYSON 2.0, a premier cannabis brand known for high-quality cannabis products, announced that they have entered into a binding letter of intent (“LOI”) for a business partnership.

The partnership will see InterCure, a leading expert in pharmaceutical grade medical cannabis, granted an exclusive distribution license to, cultivate, manufacture sell, market, and distribute all approved products and brands of TYSON 2.0 in Israel, Australia ,United Kingdom, Germany and other EU countries such as Switzerland. InterCure will also have the right to use the name, the marks and the TYSON 2.0 intellectual property in these territories.

“My vision for TYSON 2.0 has been to share high-quality cannabis that has saved my life with my fans and people wherever they may be. This relationship with InterCure is the next step of scaling up our operations to deliver on that vision. Together, TYSON 2.0 and InterCure will provide immediate solutions to international communities looking for the high-quality cannabis flower, concentrates and consumables that TYSON 2.0 is known for” said Mike Tyson, Chief Brand Officer of TYSON 2.0

According to EuroMontior International, the Israeli and German market are among the biggest and fastest growing legal cannabis markets in the world, and are set to reach sales of $3.4 Billion and $3 Billion by 2027, respectively.

“This strategic partnership is an exciting opportunity for us to expand our presence and offerings in key international markets, said Alexander Rabinovitch, CEO of InterCure. “TYSON 2.0’s innovative products and reputation for purity and precision makes them the perfect partner for us as we continue to grow our business.”

The partnership also includes a license for InterCure to use TYSON 2.0’s intellectual property and genetics for cultivation and production of products.

“Our new partnership with InterCure marks TYSON 2.0’s second international expansion, continuing our mission to deliver an outstanding cannabis experience abroad.” noted Chad Bronstein, Co-founder, President and Chairman of TYSON 2.0. “With the help of InterCure’s global production and market leading distribution network, TYSON 2.0’s innovative cannabis products and solutions will soon be available to European and Australian consumers.”

This press release is a general summary of the terms of the partnership and not a comprehensive representation of the entire agreement, and it is subject to change as per the definitive agreement.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co

About TYSON 2.0

TYSON 2.0 is a premier cannabis company formed with legendary boxer, entrepreneur and icon Mike Tyson. The company’s mission is to produce innovative, high-quality cannabis products known for purity, precision, and wide accessibility. Providing consumers an outstanding selection of products, TYSON 2.0 is an extraordinary balance of premium and affordable, full-spectrum cannabis flower, concentrates and consumables available at retailers across the United States and in select provinces across Canada. Learn more at Tyson20.com.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s objectives plans and strategies, the success of the Agreement and overall relationship with Tyson 2.0, Inc., as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s success of its global expansion plans, its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the impact of the war in Ukraine and the conditions of the markets generally. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in InterCure’s Annual Information Form dated March 31, 2023, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on April 28, 2022. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co